(m)(2)(i)

AMENDED SCHEDULE A

with respect to the

FOURTH AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN

for

VOYA MUTUAL FUNDS

CLASS C SHARES

Fund	Maximum Combined Service and Distribution Fees (as a percentage of average daily net assets)
Voya CBRE Global Infrastructure Fund	1.00%
Voya Diversified Emerging Markets Debt Fund	1.00%
Voya Global Bond Fund	1.00%
Voya Global Equity Dividend Fund	1.00%
Voya Global Equity Fund	1.00%
Voya Global Perspectives® Fund	1.00%
Voya International Real Estate Fund	1.00%
Voya Multi-Manager Emerging Markets Equity Fund	1.00%
Voya Multi-Manager International Small Cap Fund	1.00%

Date last updated: March 1, 2019